[PFL LIFE LOGO]
                           PFL LIFE INSURANCE COMPANY
    Home Office located at: 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499

                                 A Stock Company
                  (Hereafter called the Company, we, our or us)

                             CHILDRENS BENEFIT RIDER

This extra benefit rider, attached to and made a part of the policy, provides as described below, term insurance on each insured dependent child of the Insured.

While this rider and policy remain in force, we agree:
1. To pay the amount of insurance provided by this rider to the beneficiary when we receive due proof of the death of an insured dependent child of the Insured on or before the expiry date of this rider.
2. To continue this rider in force until the Expiry Date without any further premiums being paid when we receive due proof of the death of the Insured.

INSURED
The Insured is the person shown as the Insured on page 3 of the policy.

DEPENDENT CHILD
A dependent child is a child, stepchild, or legally adopted child of the Insured. A child is not a dependent child prior to becoming 14 days old.

To become an insured dependent child at the time of application, a dependent child must:

1.  Be named in the application for this rider, unless specifically excluded;
2.  Be under 18 years old on the date of the application; and
3.  Receive principal support from the Insured.

To become an insured dependent child after the date of the application, a child must:

1.  Become a dependent child after the date of the application;
2.  Be under 18 years old on the date the child becomes a dependent child;
3.  Receive principal support from the Insured;
4. Provide evidence of insurability if the child is a stepchild of the Insured; and
5. Provide evidence of insurability, if at the time of application for this rider that child was specifically excluded.

EXPIRY DATE
The expiry date of this rider is the policy anniversary after every insured dependent child has reached his or her 25th birthday.

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AMOUNT OF INSURANCE
We will pay a death benefit to the beneficiary upon our receipt of due proof of the death of any insured dependent child of the Insured. The amount of death benefit with respect to each insured dependent child is $1,000 per unit multiplied by the number of units shown on page 3. After one rider year, the Insured, upon completion of a new application, may increase the death benefit of an insured dependent child. Any increase will be subject to our underwriting requirements as well as the Incontestability provision of this rider.

OWNERSHIP
Unless the Insured requests otherwise, the following ownership arrangement will apply:
1.  You, the Insured, are the owner of this rider.
2. Upon your death, the insurance on each insured dependent child will be owned by your spouse at the time of your death if that child had been born to, or legally adopted by that spouse.
3. If you have died and if any requirement of 2 above is not met with respect to an insured dependent child, the insurance on that insured dependent child will be owned by that child.

BENEFICIARY
Unless the Insured requests otherwise, the beneficiary arrangement of this rider will be as follows:
1.  The Insured, if living.
2. If the Insured is not living, the beneficiary of the insurance on each insured dependent child will be the Insured's spouse at the time of the Insured's death if that insured dependent child had been born to, or legally adopted by that spouse.
3. If the Insured is not living and if any requirement of 2 above is not met with respect to an insured dependent child, the beneficiary of the insurance on that insured dependent child will be that child's estate.

REINSTATEMENT
If this rider lapses, the Insured may reinstate it at any time during his lifetime by submitting the following items:

1.  A written application for reinstatement.
2. Evidence of insurability satisfactory to us for the Insured and each dependent child.
3.  Overdue premiums with interest as provided by the policy.

You must also reinstate the policy at the time you reinstate this rider.

PAID-UP INSURANCE UPON DEATH OF INSURED
Upon the death of the Insured while this policy is in force other than under a Nonforfeiture Option, any insurance provided by this rider shall become paid-up term insurance for the unexpired period.

THE CONTRACT
In this rider "policy" means the policy in which you have requested that this rider be included. "Page 3" means page 3 of the policy.

This rider is issued in consideration of the application and the payment of premiums as provided. The amount of premium and the premium-paying period for this rider are shown on page 3.


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

If a waiver of premium rider is included in the policy, that rider will also apply to this rider.

This rider is a part of the policy. All provisions of the policy which are not inconsistent with the provisions of this rider apply to this rider.

RIDER DATE
Rider months, years and anniversaries are measured from the rider date. The rider date is the policy date unless a different rider date is shown in the policy. When used in the rider, "date of issue" means the rider date.

INCONTESTABILITY

We cannot contest this rider after it has been in force during the lifetime of the Insured for two years after the later of:

1.  The Rider Date;
2. The effective date of any increase in the death benefit of an insured dependent child, and then for the increased amount only;
3. The effective date that any insured dependent child is added by endorsement, and then for that child only; or 4. The effective date of reinstatement of this rider.

Only statements material to such reinstatement shall be contestable for one year from the date of reinstatement.

TERMINATION
The term insurance on an insured dependent child shall terminate on the earliest of the following dates:
1.  The expiry date of this rider.
2.  The date this rider or policy lapses for failure to pay a premium.
3. The date the policy becomes paid-up, expires, matures as an endowment or otherwise terminates.
4.  The date a Nonforfeiture Option under the policy, if any, becomes effective.
5. The conversion of the policy to another policy under which premiums would not continue to the expiry date of this rider.
6.  The policy anniversary following the date of marriage for that child.
7.  The policy anniversary following that child's 25th birthday.

CONVERSION
When the insurance on the life of an insured dependent child terminates for any reason provided above, except for lapse of rider, while the basic policy continues in force other than as paid-up or extended term insurance, that child has the option to convert to an individual policy. Such insurance may be converted at the then attained age to any level premium whole life or endowment plan of insurance then being issued by us, for the then current rates and limits, without further evidence of insurability in accordance with the following:

1. Proper written application for the new policy accompanied by the first premium must be made to us at our home office within 31 days after such expiry.
2. The policy date of the new policy shall be the date such application is made and the premium is paid.


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

3. The amount of insurance on any insured dependent child under the new policy may be increased up to the lesser of :

a)  5 times the death benefit at the termination date, or
b)  50,000.

4. The new policy shall not provide for benefits in event of total disability or for benefits in event of total disability or for any accidental death benefit unless at the time of conversion the life to be insured submits evidence of insurability which is satisfactory to us.


                        Signed for us at our home office.

         [SIGNATURE]                                   [SIGNATURE]
          SECRETARY                                      PRESIDENT



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